UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

STAR RESORTS DEVELOPMENT INC. (FORMERLY NABO INC.)
(Name of Issuer)

Shares of Common Stock with a par value of $0.001
(Title of Class of Securities)

855163 101
(CUSIP Number)

copy to: Clark Wilson LLP c/o Bernard Pinsky 800-885 West Georgia Street Vancouver, British Columbia V6C 3H1 (604) 687-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	855163 101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David Craven
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Great Britain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
31,500,000 shares of common stock[1]
	8	SHARED VOTING POWER
n/a
	9	SOLE DISPOSITIVE POWER
31,500,000 shares of common stock[1]
	10	SHARED DISPOSITIVE POWER
n/a
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,500,000 shares of common stock[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.367% based on 78,033,333 shares of common stock issued and outstanding as of October 14, 2008
14	TYPE OF REPORTING PERSON (See Instructions)
IN

_________________________

[1]

Consists of 15,400,000 shares of common stock held directly by Mr. Craven and 16,100,000 shares of common stock held indirectly by Mr. Craven through Latin Star Developments Inc., a Nevis corporation wholly owned by David Craven.

Item 1.           Security and Issuer

This Statement relates to common shares with a par value of $0.001 of Star Resorts Development Inc. (formerly NABO INC.) (the “Issuer”). The principal executive offices of the Issuer are located at 701 Brickell Ave. #1550, Miami, FL 33131.

Item 2.	Identity and Background
(a)	David Craven
(b)	14 Rue de Malagny, 1196 Gland, Switzerland.
(c)	Mr. Craven has been with EuroHelvetia TrustCo S.A. in Switzerland, since 1989 and is currently a director of that company.
(d)	David Craven has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)

David Craven has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	David Craven is a British citizen.
Item 3.	Source and Amount of Funds or Other Considerations

On March 6, 2007, pursuant to an agreement between David Craven, and KIF Capital Corp., David Craven purchased all of KIF Capital Corp.’s 2,200,000 shares of the Issuer’s common stock from KIF Capital Corp. for a total of US $335,000.

On April 23, 2008, Star Resorts and Latin Star Developments Inc., a Nevis company wholly-owned by David Craven, entered into an assignment agreement to obtain rights to the shares and other assets to certain hotel and other real estate developments held by Latin Star. Latin Star obtained these rights through a memorandum of understanding, a real estate purchase agreement and other related documents. Latin Star has paid the amount of $3,450,000 toward the rights it has assigned to us through the assignment agreement: the sum of $3,250,000 pursuant to the memorandum of understanding and the sum of $200,000 pursuant to the real estate purchase agreement.

Under the terms of the assignment agreement, Latin Star has assigned to Star Resorts, all of Latin Star’s right, title, interest in its real estate assets for consideration of 6,900,000 shares of Star Resorts’ common stock. The amount of consideration was determined by our management and Latin Star through an assessment of what an arm’s-length third party might pay for the rights assigned in the assignment agreement. The amount of consideration represents only an estimate of value and should not be relied on as a measure of the realized or realizable value of the rights assigned in the assignment agreement. The shares we issued to Latin Star were paid from our treasury. When Star Resorts’ management approved the assignment agreement, David Craven abstained from the discussion and voting because of his interest as the sole owner of Latin Star.

_________________________

[1]	On April 17, 2007, after a 7:1 forward stock split these shares were adjusted to 15,400,000.

As a result of the completion of the assignment agreement and the issuance of 6,900,000 shares to Latin Star, David Craven, the Secretary and director of Star Resorts, obtained additional beneficial ownership of approximately 10.7% of the issued and outstanding common stock, totaling beneficial ownership of 34.6% of the issued and outstanding common stock of Star Resorts.

Latin Star has paid the amount of $3,450,000 toward the rights it has assigned to us through the assignment agreement: the sum of $3,250,000 pursuant to the memorandum of understanding and the sum of $200,000 pursuant to the real estate purchase agreement. These amounts were paid by Latin Star with the corporation’s own private funds.

On October 14, 2008 Star Resorts issued 9,200,000 shares of common stock to Latin Star pursuant to reaching certain targets as described in the assignment agreement. Now, Mr. Craven has beneficial ownership of approximately 40.367% of the issued and outstanding shares of Star Resorts.

Item 4.	Purpose of Transaction

The purpose of the transaction described above was to fulfill an obligation of Star Resorts, upon the completion of all milestones set out in the assignment agreement.

Depending on market conditions and other factors, Mr. Craven may acquire additional shares of the Issuer’s common stock as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Craven also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the completion of the assignment agreement with Latin Star, Star Resorts ceased to be a shell company as defined in Rule 12b-2 of the United States Securities Exchange Act of 1934, as amended.

As of the date hereof, except as described above, Mr. Craven does not have any plans or proposals which relate to or would result in:

(a)

The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer but will acquire additional securities pursuant to the assignment agreement once certain milestones are met;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the issuer;
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.
Item 5.	Interest in Securities of the Issuer
(a)

As of October 14, 2008, the aggregate number and percentage of common shares of the Issuer beneficially owned by David Craven was 31,500,000 shares of common stock, or approximately 40.367% of the Issuer.

(b)	Mr. Craven has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 31,500,000 shares of common stock of the Issuer.
(c)	Other than the transaction of October 14, 2008 as described in Item 3 above, Mr. Craven has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.
(d)	N/A
(e)	N/A
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
10.1	Agreement for the Purchase of Common Stock (attached as an exhibit to the schedule 13D filed with the Commission on or about March 15, 2007)
10.2	Escrow Agreement (attached as an exhibit to the schedule 13D filed with the Commission on or about March 15, 2007)
10.3	Assignment Agreement dated December 20, 2007 (attached as an exhibit to the current report on Form 8-K filed with the Commission on or about January 24, 2008)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 16, 2008
Dated
/s/ David Craven
Signature
David Craven, Secretary and Director
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).